Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

In compliance with the provisions of Section 157, Paragraph 4, of Law No. 6,404/76 and the Brazilian Exchange Commission (CVM) Instruction No. 358/02, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces to the market that it, acting through its consolidated subsidiaries Itaú Unibanco S.A. and Itaú Corretora de Valores S.A., on date hereof, entered into an Equity Interest Purchase Agreement with Citibank S.A. and other companies of its group (“Citibank”) for the acquisition of the retail business (for individuals) carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3,60% of its capital), for R$ 710 million.

This transaction will involve the corporate restructuring of some companies of the Citibank group, so that the retail business in Brazil is spun off and transferred to the companies that will be subject to the acquisition.

Citibank (with 71 branches) offers financial products and services to individuals in the retail segment in Brazil, including checking accounts, loans and credit cards, comprising approximately a client base of 315,000 checking account holders, R$ 35 billion in deposits and assets under management (gross amounts on the base date of December 31, 2015), 1.1 million credit cards and a loan portfolio of R$ 6 billion. With this acquisition, Itaú Unibanco’s assets will reach to R$ 1,404 billion. The impact on Itaú Unibanco’s core capital resulting from this transaction is estimated at approximately 40 bps (Basel III Full Ratio).

Once the transaction is completed, Citibank’s clients will continue to enjoy from the same service quality and efficiency and will have access to a distinguished digital services offer, considering that 95% of transactions can be settled remotely at Itaú Unibanco currently. Citibank’s clients will also have access to an expanded service network composed of more than 4,000 branches and customer service centers and 44,000 ATMs throughout Brazil.

The completion of this transaction is subject to closing conditions, including applicable governmental approvals from the Central Bank of Brazil and the Brazilian Antitrust Authority (CADE). This transaction is not expected to have any significant impact on this fiscal year’s financial results.

By means of this transaction, Itaú Unibanco reaffirms its confidence in Brazil’s prospects and emphasizes its commitment to the Brazilian financial market, the satisfaction of its clients and the value creation for its stockholders.

São Paulo (SP), October 8, 2016.

MARCELO KOPEL

Investor Relations Officer